December 14, 2010

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	iShares S&P GSCI Commodity-Indexed Trust

Form 10-K for the year ended December 31, 2009

File No. 1-32947

Dear Mr. Woody:

On behalf of our client, BlackRock Asset Management International Inc. (“BAMII”), set forth below are responses to your comment letter dated December 2, 2010 (the “Comment Letter”) regarding the annual report on Form 10-K of the iShares S&P GSCI Commodity-Indexed Trust and the iShares S&P GSCI Commodity-Indexed Investing Pool LLC for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”). For your convenience, we have reproduced below your comments in italics and have provided BAMII’s responses immediately below each comment.

Mr. Kevin Woody, p. 2

Please provide to us the specific accounting literature relied upon by management to exclude the CERF contracts from the schedule of investments and the related unrealized gain or loss form the balance sheet. Within your response please provide to us a summary of the unique features of your CERF contracts that differentiate them from other investments in futures contracts that would typically be presented within the schedule of investments and the unrealized gain or loss presented within in the balance sheet.

In its future periodic reports on Form 10-K and Form 10-Q, beginning with the annual report on Form 10-K for the fiscal year ending December 31, 2010, the Investing Pool will present in the Schedule of Investments the number of contracts, expiration date, current notional amount and cumulative net unrealized gain or loss for the CERF contracts, in accordance with ASC 946-210-50-6(e). Such disclosure is currently presented in Note 9 – “Investing in CERFs.”

The unrealized gain or loss from CERF contracts are presented in the Statement of Financial Condition as the receivable for variation margin on open futures contracts or payable for variation margin on open futures contracts. The receivable for variation margin on open futures contracts or payable for variation margin on open futures contracts represents the current day’s net unrealized gain or loss.

BAMII hereby acknowledges that: (1) BAMII is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) BAMII may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the foregoing, please do not hesitate to contact me at (212) 225-2122.

Sincerely,

/s/ Raymond B. Check

Raymond B. Check

Mr. Kevin Woody, p. 3

Acknowledged by:

/s/ Geoffrey D. Flynn

Geoffrey D. Flynn

Managing Director

BlackRock Asset Management International Inc.

/s/ Jack Gee

Jack Gee

Managing Director

BlackRock Asset Management International Inc.

cc:	Howard Efron, Staff Accountant

Securities and Exchange Commission

Deepa Damre, Esq.

BlackRock Asset Management International Inc.